February 14, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stacie Gorman, Pam Howell, Jeffrey Lewis, and Robert Telewicz

Re:	Generation Income Properties, Inc.
Form S-11
Filed December 26, 2019
File No. 333-235707

Ladies and Gentlemen:

On behalf of Generation Income Properties, Inc. (the “Company”), we are responding to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated January 22, 2020, to David Sobelman, the President and Chairman of the Board of the Company, with respect to the Company’s Registration Statement on Form S-11 (File No. 333-235707) (the “Registration Statement”). The Staff’s comments are reproduced below in bold, followed in each case by our responses on behalf of the Company. In addition, in response to the Staff’s comments, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Form S-11 filed December 26, 2019

We are an emerging growth company . . . ., page 15

1.

We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act. Please expand this risk factor to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff’s comment, this risk factor, beginning on page 15, has been expanded in Amendment No. 1.

February 14, 2020

Risks Related to Limited Management Personnel and Certain Conflicts of Interest, page 31

2.

We note that Mr. Sobelman currently holds over 40% of your shares. Please add risk factor disclosure regarding his ability to exercise substantial control over decisions regarding (i) changing your targeted class of investments without shareholder notice or consent, (ii) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself, (iii) employment decisions, including compensation arrangements; and (iv) whether to enter into material transactions with related parties.

Response: In response to the Staff’s comment, a new risk factor has been added on page 12 of Amendment No. 1.

Use of Proceeds, page 36

3.	Please disclose the amount of proceeds allocated to each intended use, including any amount allocated to pay distributions. See Item 504 of Regulation S-K.

Response: The Company has revised the disclosure under “USE OF PROCEEDS” to more specifically disclose the amounts expected to be used for the identified purposes and to clarify that the Company does currently expect to use the net proceeds from the offering to pay distributions. The Company has made corresponding changes to the summary disclosure on page 8 of Amendment No. 1 under “THE OFFERING—Use of Proceeds”.

Our Distribution Policy, page 39

4.

Please confirm that your table on page 40 will include a reconciliation between pro forma net earnings and estimated cash available for distribution including any applicable adjustments for recurring capital expenditures and debt service.

Response: The Company has revised the table on page 40 of Amendment No. 1 to include a placeholder for the reconciliation between pro forma net earnings the estimated cash available for distributions.

February 14, 2020

Our Business

Our Company, page 41

5.	Please revise the disclosure on page 42 to clarify the percent ownership of outstanding common units in the operating partner you will own after this offering.

Response: The Company has revised the penultimate sentence of the last paragraph under the caption “BUSINESS—Our Company” on page 42 to read as follows: “After we contribute the net proceeds of this offering to our Operating Partnership in exchange for common units of the Operating Partnership, our percentage ownership of outstanding common units in the Operating Partnership will increase to approximately     %, assuming the sale of         shares of common stock in this offering by us at an assumed public offering price of $                 per share.”

Description of Real Estate/Description of our Investments, page 42

6.

Please expand the table on page 43 to provide the average effective annual rent and average effective annual rent per square foot and clarify how your rental disclosures take into account tenant concessions and abatements.

Response: The Company has inserted language in footnote 2 of the table on page 43 of Amendment No. 1 to clarify that the Company’s leases do not have tenant concessions or abatements at this time. Accordingly, the average annual rent equals the effective annual rent.

7.	Please provide the table required by Item 15(f) of Form S-11.

Response: The table on page 43 of the Form S-11 previously contained all of the information required by Item 15(f) of Form S-11 other than the information required by Item 15(f) (iv), the percentage of gross annual rental represented by such leases, which has been added to the table on page 43 of Amendment No. 1.

Business Strategy and Investment Criteria, page 50

8.

We note the statement in this section as well as elsewhere in the prospectus, such as the cover page, that you “intend to elect and qualify to be taxed as a REIT for federal income tax purposes in the first year ending after the completion of this offering or such later date as is determined by [y]our Board.” Please revise to clearly disclose what factors the board will consider in determining not to be taxed as a REIT until a later date and add risk factor disclosure.

Response: In response to the Staff’s comment, this statement has been revised on page 51 of Amendment No. 1 and elsewhere in the prospectus to indicate that the Company intends to elect and qualify to be taxed as a REIT for federal income tax purpose commencing with the taxable year ending December 31, 2020.

February 14, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures , page 59

9.

We note your presentation of Adjusted Funds from Operations and Core AFFO as a non-GAAP financial measures. Please consider revising your disclosure to provide a more direct reconciliation between these measures and the most directly comparable GAAP financial measure. Reference is made to Item 10(e)(1)(i) of Regulation S-K.

Response: The Company has revised the reconciliation table on page 59 of Amendment No. 1 to provide a more direct reconciliation between these measures and Net Income, which is the most directly comparable GAAP financial measure.

Security Ownership of Certain Beneficial Owners and Management, page 69

10.	Please identify the natural persons who have sole or shared voting power over the shares held by the trust and by Kitty Talk, Inc. Please refer to Item 403 of Regulation S-K.

Response: The Company has revised the stock ownership table on page 69 of Amendment No. 1 to identify the natural persons who are deemed to have sole and shared voting power of the shares held by Kitty Talk, Inc. and the John Robert Sierra Sr. Revocable Family Trust.

Generation Income Properties, Inc. and Subsidiaries, page F-1

11.

Please tell us how you considered the need to provide financial statements for the property acquired on September 11, 2019, the Starbucks property acquired on April 4, 2018, and the Pratt and Whitney property acquired on December 20, 2018. Reference is made to Rule 8-06 of Regulation S-X.

Response: Below sets forth the Company’s analysis for each of the above-referenced properties, which are (i) the Tampa, Florida property leased to a corporate Starbucks Coffee (the “Starbucks Property”), (ii) the Huntsville, Alabama property leased to Pratt & Whitney Automation Inc., a subsidiary of United Technologies Company (the “Pratt & Whitney Property”), and (iii) the Cocoa, Florida property leased to Walgreen Co. (the “Walgreens Property”).

The Starbucks Property and the Pratt & Whitney Property were each acquired in 2018 from unrelated parties. Under Rule 8-06 of Regulation S-X, significant property acquisitions from unrelated third parties require only one year of audited financial statements (2017). Given the anticipated timing of the Company’s offering in early 2020 following the filing of its annual report on Form 10-K, the property financial statements were omitted in the Registration Statement as permitted for emerging growth companies under Section 71003 of the FAST Act for financial information that will not be required at the time of the Company’s offering in 2020.

With respect to the Walgreens Property, we note that the property is leased to a corporate tenant that is subject to the periodic reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 2340 of the Division of Corporation Finance’s Financial Reporting Manual (the “Financial Reporting Manual”) provides that companies with properties subject to a triple net lease that represent a “significant” portion of the Company’s assets may, instead of including audited financial statements of such tenants, include in the registration statement a statement referring investors to a publicly-available website with the lessee’s SEC filed financial information. The Financial Reporting Manual provides that an asset concentration is generally considered “significant” if it exceeds 20% of the registrant’s assets as of its most recent balance sheet. As of June 30, 2019, the Walgreens Property was considered “significant,” representing approximately 31.2% of the Company’s total assets. Since the Walgreens Property exceeds the 20% significant concentration level described in Financial Reporting Manual Section 2340, the Company believes that referring investors to a publicly-available website with the lessee’s SEC filed financial information is sufficient under Financial Reporting Manual Section 2340 and that property-level financials are not required in such instance because the Financial Reporting Manual Section 2340 provides that “[i]f a registrant acquires a property subject to a triple net lease and there is a rental history, the registrant should apply S-X 3-14 in situations where there is not a significant asset concentration.” S-X 8-06 is the smaller reporting company equivalent of S-X 3-14. On page 43 of Amendment No. 1, the Company references that Walgreens Boots Alliance, Inc. is subject to the Exchange Act and files annual and quarterly reports with the Securities and Exchange Commission.

February 14, 2020

Notes to Consolidated Financial Statements

Note 12—Change of Prior Year Information, page F-12

12.	Please address the following with respect to your change in prior year information:

•

Explain to us in greater detail how you arrived at the conclusion that the error was not material to previously issued financial statements. In this regard, we note that the revision was approximately 14% of total liabilities and stockholders’ equity.

•

Based on comparison of the “as adjusted column” to your audited December 31, 2018 financial statements, it appears that the error was corrected in your audited year-end financial statements. Please confirm that our understanding is correct, and if so, explain to us why your year-end financial statements do not include footnote disclosure related to the error correction.

•

Tell us whether the error in your previously issued financial statements is indicative of an additional material weakness in your internal control over financial reporting. If so, explain to us how you considered the need to expand your disclosure of material weaknesses throughout your filing to include the implications of this error.

February 14, 2020

Response to First Bullet Point Above: In evaluating the qualitative and quantitative aspects of the error referenced in the Staff’s comment, the Company reviewed the impact of reclassifying the $2,165,634 to Redeemable Non-Controlling Interest from the classification of Non-Controlling Interest that had previously been categorized in total stockholders’ equity but separate from Total Generation Income Properties, Inc. stockholders’ equity.

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered “qualitative” factors in various contexts.

The misstatement did not mask a change in earnings or other trends, including:

•	Change in stock price.
•	A failure to meet analysts’ consensus expectations for the Company.
•	Did not change a loss into income or vice versa.
•	Did not affect the Company’s compliance with regulatory requirements.
•	Did not affect the Company’s compliance with loan covenants or other contractual requirements.
•	Did not affect management’s compensation.
•	Did not conceal an unlawful transaction.

The Company does not believe, in the light of surrounding circumstances, that the magnitude of reclassifying $2,165,634 from Non-Controlling Interest to Redeemable Non-Controlling Interest (even though it represents 14% of total liabilities and stockholders’ equity) is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item given the category was clearly described in Note 1 – Organization.

Response to Second Bullet Point Above: For the reasons set forth above, the Company does not believe that the error is material.

Response to Third Bullet Point Above: The Company’s limited number of financial staff led to the error and reclassification discussed in the Staff’s comment. As a result of/in connection with this error and reclassification and the Staff’s comment, the Company has revised its original statement

February 14, 2020

included the original Registration Statement on the cover page and page 7 of Amendment No. 1 as follows: “In the course of preparing our consolidated financial statements, we identified an error on our balance sheet resulting in $2.2 million of minority interest that should have been classified as redeemable minority interest. This error was the result of having a limited number of financial staff and resulted in a material weakness in our internal control over financial reporting. There can be no guarantee that additional material weaknesses do not exist.”

Pro Forma Consolidated Financial Statements, page F-35

13.

Please revise your filing to include updated pro forma financial information pursuant to Article 11 of Regulation S-X. In your updated pro forma financial statements, please consider including adjustments for the property acquired on September 11, 2019, and the North Carolina property currently under contract, or explain to us why these adjustments are not necessary.

Response: In response to the Staff’s comment, the Company has included, in the pro forma financial information included in Amendment No. 1, adjustments for the property acquired on September 11, 2019.

The Company does not believe that adjustments for the North Carolina property are necessary, as the Company does not believe it is probable at this point that it will acquire the North Carolina property. Additionally, it does not believe that the financial results with respect to the North Carolina property would be material to the pro forma consolidated statement of operations. The contract to acquire the North Carolina property was originally signed on August 24, 2018 and subsequently amended on November 21, 2018 to allow the sellers to correct certain underlying title issues. As of the time of filing of the original Registration Statement and the time of filing Amendment No. 1, those title issues had not yet been corrected. The total annual gross rental income is anticipated to be approximately $142,000, which less than 5% of the reported total pro forma rental revenue for the twelve months ended December 31, 2018 and will decrease after we include the September 11, 2019 acquisition, which will increase rental revenues by approximately $313,000.

14.

We note your disclosure of revenues in excess of certain operating expenses. Please tell us whether this amount represents a non-GAAP measure and the basis for your conclusion. To the extent this is a non-GAAP measure, please tell us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K.

Response: The Company does not believe that the presentation of revenues in excess of certain operating expenses is a non-GAAP measure. Section 2330.1 of the Financial Reporting Manual provides that “[Regulation] S-X 3-14 financial statements may exclude items (such as historical mortgage interest and depreciation) which are not comparable to the proposed future operations of the property.” The amounts excluded, primarily interest expense, depreciation and amortization expense, which are not comparable to the future operations of the property.

February 14, 2020

Part II. Information not Required in Prospectus

Item 37. Undertakings, page II-3

15.	Please provide the undertakings required by Item 512(i) of Regulation S-K.

Response: The undertakings required by Item 512(i) of Regulation S-K have been included in Item 27 of Amendment No. 1.

Exhibits

16.	Please file as exhibits the Property Management Agreements with 3 Properties referenced on page 46. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Property Management Agreements with 3 Properties referenced have been filed with Amendment No. 1 as Exhibits 10.23, 10.24 and 10.25.

* * * *

If you have any additional questions, please contact me at 813.225.4122.

Sincerely,

/s/ Curt P. Creely

Curt P. Creely

cc:	Mr. David Sobelman
John J. Wolfel, Esq.